NORTHERN LIGHTS FUND TRUST	450 Wireless Blvd. Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

February 12, 2008

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust (the “Trust”), a registered investment company, we hereby submit via electronic filing, Post-Effective Amendment No. 37 to the Trust’s Registration Statement.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933 to add Arrow DWA Tactical Fund as a new series of the Trust.

If you have any questions concerning this filing please contact Emile R. Molineaux at (631) 470-2616.

Sincerely,

/s/ Emile R. Molineaux

Emile R. Molineaux

Secretary